Exhibit 99.1

CNH Industrial has entered into a strategic digital agriculture agreement with Farmers Edge

Case IH and New Holland Agriculture brands will enable their customers to seamlessly share in-depth, real-time machine information with the Farmers Edge digital FarmCommand platform. The platform provides comprehensive digital and professional agronomic decision making support for enhanced farming efficiency and productivity.

London, November 1, 2018

CNH Industrial N.V. (NYSE: CNHI / MI:CNHI) and Farmers Edge, a Canadian-based agri-tech company focused on data-driven agricultural decision-support systems, announced today that they have entered into a strategic digital agriculture agreement that will make available a portfolio of connectivity and agronomic solutions to Case IH and New Holland customers. Through this agreement, Case IH and New Holland Agriculture, the global agricultural brands of CNH Industrial, will provide their customers with access to FarmCommand, a unique platform, that interfaces with the brands’ existing precision farming portals and further extends the range of planning, analysis, execution and agronomic decision making information available to them.

As the exclusive OEM partner of Farmers Edge, this service offers Case IH and New Holland customers a tiered approach to agronomic services, with increasing levels of data and support available, enabling them to select the service — with a transparent per acre pricing structure – that best suits their needs. The entry level services focus on FarmCommand, Farmers Edge cloud-based farm data management platform which analyzes data in real time and satellite imagery – in partnership with Planet Labs — providing daily satellite imagery for unsurpassed crop growth insights. This is progressively enriched with field-originated weather data — gathered from farm-based weather stations — vehicle data, and agronomic support, and tops out with variable rate prescriptions with either generic or zoned soil sampling services. This partnership not only foresees digital support, as customers selecting the premium packages will also have access to on-farm, in-person agronomist support, to develop and monitor tailored agronomic plans.

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom

“Thanks to this strategic partnership, we will be able to offer our global brands’ customers a uniquely integrated digital agricultural platform, helping them to further optimize productivity and efficiency in their day-to-day operations. With the rapid pace of change underway in agribusiness technologies, CNH Industrial is committed to remaining at the forefront,” said Hubertus Mühlhäuser, Chief Executive Officer, CNH Industrial.

This agreement will allow Case IH and New Holland customers to connect their current and legacy machinery fleets with CAN bus functionality to the Farmers Edge platform. This will deliver tangible gains in all three key stages of the crop data cycle: collection, planning and execution, and offers one of the most complete solutions on the market, going well beyond the standard API data sharing connection.

It can also be used with mixed-fleets, further enhancing customers’ choice. This is a fundamental element of CNH Industrial’s approach to Precision Farming Solutions, which empower customers to select the service or tool which is right for them and enable them to maintain control of their data with opt-in logic. As the system utilizes the 3G and 4G telecommunications network, connectivity is retained, even in the most remote areas.

“CNH Industrial is one of the most well-known and respected brands in the global agricultural industry; partnering with them is a significant stride for us,” said Wade Barnes, Chief Executive Officer of Farmers Edge. “We are aligning ourselves to work towards a common goal of delivering a new wave of decision agriculture adoption. The partnership brings exclusive options and services that combine reliable products and technological innovations translating into performance and productivity enhancements.”

Case IH and New Holland dealers will offer the Farmers Edge suite of services, facilitating them in proactively supporting their customers, as this platform will enable sharing of real-time machine information with their local Case IH or New Holland dealer, enabling them to receive enhanced product support services. This solution will undergo a phased roll-out, starting in the first quarter of 2019 in North America, and will subsequently become available in Latin America, Australia, Europe, Russia and Ukraine.

CNH Industrial and Farmers Edge are also committed to developing unique solutions for Case IH and New Holland customers, to further enhance their whole-farm productivity and profitability.

This latest digital agriculture agreement forms part of CNH Industrial’s overall Precision Farming strategy.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

About Farmers Edge Farmers Edge is a global leader in decision agriculture servicing over 22 million paid product acres worldwide with precision digital solutions. Integrating field-centric data, easy-to-use software, state-of-the-art processing technology, predictive modeling, and advanced agronomic analytics, Farmers Edge provides growers with scalable solutions to produce more with less. Using innovative digital agronomic tools, Farmers Edge solutions focus on the sustainable production of high-yielding, high-quality crops and are designed to optimize inputs, minimize environmental impact, and protect economic viability of the farm. From seed selection to yield data analytics, Farmers Edge transforms big data into timely and accurate insights to support informed decision making. For more information about Farmers Edge, visit FarmersEdge.ca or FarmersEdgeUSA.com.

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Media contacts:

Laura Overall Corporate Communications Manager CNH Industrial Tel. +44 (0)2077 660 338 E-mail: mediarelations@cnhind.com	Wade Barnes Chief Executive Officer Farmers Edge Tel. +1 204 825 4056 E-mail: Wade.Barnes@FarmersEdge.ca Communications Department Tel. +1 204 770 3422